                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 8-A/A


                                AMENDMENT NO. 1

                               AMENDING FORM 8-A
                            FILED FEBRUARY 26, 1993

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                     _____________________________________


                             BANCFIRST CORPORATION

            (Exact name of registrant as specified in its charter)



                OKLAHOMA                                 73-1221379
    (State or other Jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                  Identification No.)



              101 N. Broadway, Suite 200, Oklahoma City, Oklahoma
                                  73102-8401
                   (Address of principal executive offices)
                                  (Zip Code)



                                (405) 270-1086
             (Registrant's telephone number, including area code)


                     _____________________________________


                    SECURITIES TO BE REGISTERED PURSUANT TO
                           SECTION 12(b) OF THE ACT

                                     NONE

                    SECURITIES TO BE REGISTERED PURSUANT TO
                           SECTION 12(g) OF THE ACT



          Title of each class            Name of each exchange on which
          To be so registered            each class is to be registered
          -------------------            ------------------------------

     Common Stock, par value $1.00       NASDAQ National Market System
               per share

     Form 8-A/A, Amendment No. 1, is hereby filed by the Registrant, BancFirst Corporation (the "Company" or the "Corporation") to supplement and amend the information set forth in the Registration Statement on Form 8-A filed on February 26, 1993 by the Company as follows:

Item 1.        Description of Registrant's Securities to be Registered:


     The description of the Company's $1.00 par value common stock ("Common Stock") previously registered is amended to reflect that the Board of Directors of the Company authorized an amendment to the Company's Certificate of Incorporation and, on June 15, 1998, the stockholders approved such amendment at the annual stockholders' meeting. Pursuant to such vote, the Company's stockholders amended the Company's Certificate of Incorporation to:

     (i) provide for the classification of the Company's Board of Directors into three classes of directors serving staggered terms;

     (ii) provide that stockholders may adopt, amend or repeal the Bylaws of the Company only by the affirmative vote of at least 66 2/3% of the then-outstanding capital stock entitled to vote for the election of directors;

     (iii) limit the stockholders' ability to change the provisions of the Company's Certificate of Incorporation, contemplated by (i) and (ii), above, by requiring an affirmative vote of at least 66 2/3% of the then-outstanding capital stock entitled to vote for the election of directors; and

     (iv) adopt a "Fair Price Amendment" which requires that certain minimum price and procedural requirements be observed by any party that acquires 15% or more of the Company's Common Stock and then seeks to accomplish a merger or other business combination or transaction that would eliminate or could significantly change the interests of the remaining stockholders, unless approved by a majority of Continuing Directors (as defined in the Certificate of Incorporation). If the requirements of the Fair Price Amendment are not observed by such an acquiring party, an increased stockholder vote would be required as a condition for a subsequent Business Combination (as defined in the Certificate of Incorporation). Specifically, the Fair Price Amendment requires the affirmative vote of the holders of 66 2/3% of the shares of Common Stock outstanding, including the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and voting stock not held by the Interested Stockholder (as defined in the Certificate of Incorporation), to approve a Business Combination involving an Interested Stockholder, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is approved by a majority of the Continuing Directors. In the event the procedural requirements were to be met or the requisite approval of the Board of Directors were to be given with respect to a particular Business Combination, the normal requirements of Oklahoma Law would apply and, accordingly, the affirmative vote of the holders of only a majority of the outstanding shares of Commons Stock entitled to vote would be required, or, for certain transactions, no stockholder vote would be necessary.

     The specific language of the amendments to the Certificate of Incorporation is as set forth below:

     Article 7 of the Certificate of Incorporation of the Company was amended by inserting a new Section (A) to read as follows:


                                   ARTICLE 7
                                   ---------

     A. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for defining and regulating the powers of the Corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the Corporation by statute:

          1. NUMBER AND ELECTION OF DIRECTORS. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to such rights of holders of shares of one or more outstanding series of Preferred Stock to elect one or more directors of the Corporation under circumstances as shall be provided by or established pursuant to the Certificate of Incorporation, the number of directors of the Corporation that shall constitute the Board of Directors shall not be less than three (3) nor more than twenty-five (25) and shall be specified from time to time by resolution adopted by the affirmative vote of a majority of the directors in office at the time of adoption of such resolution. Whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an Annual or Special Meeting of Stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation, or the resolution or resolutions adopted by the board of directors creating such class or series, as the case may be, applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article unless expressly provided by such terms.

          2. CLASSES AND TERMS OF DIRECTORS. The Board of Directors shall be divided into 3 classes: Class I, Class II and Class III. The terms of office of the directors initially classified shall be as follows: that of Class I shall expire at the next annual meeting of stockholders in 1999, Class II at the second succeeding annual meeting of stockholders in 2000, and Class III at the third succeeding annual meeting of the stockholders in 2001. At each succeeding annual meeting of stockholders, successors to the class of directors whose terms expire at that annual meeting shall be elected for three-year terms.

               If the number of directors changes, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal for cause from office.

          3. VACANCIES. Except as otherwise required by law, or by any provisions established pursuant to the Certificate of Incorporation with respect to the rights of holders of shares of one or more outstanding series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors of the Corporation and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification or removal for cause from office of a director of the Corporation shall be filled only by the affirmative vote of at least a majority of the remaining directors of the Corporation then in office, even if such remaining directors constitute less than a quorum of the Board of Directors, or by the sole remaining director.

          4. REMOVAL. Any director may be removed from office only for cause and only by the affirmative vote of not less than 66 2/3% of the then-outstanding shares of stock of the Corporation entitled to vote in the election of directors, voting together as a single class, given at a meeting of the stockholders for that purpose.


     Article 7 of the Certificate of Incorporation of the Company was also amended by changing the prior Section (A) to become Section (B) and to read as follows:

                                   ARTICLE 7
                                   ---------

     B. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of this Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provisions of the Bylaws of the Corporation.


     A new Article 9 was also added to the Certificate of Incorporation to read as follows:

                                   ARTICLE 9
                                   ---------

                       BUSINESS COMBINATIONS; FAIR PRICE

     A. In addition to any affirmative vote required by law or this Certificate of Incorporation, and except as otherwise expressly provided in paragraph B of this Article 9:

          1. any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder (as hereinafter defined), or (b) any other corporation, partnership or other entity (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

          2. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder, including all Affiliates of the Interested Stockholder, of any assets of the Corporation or any Subsidiary; or

          3. the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder, including all Affiliates of the Interested Stockholder, in exchange for cash, securities or other property (or a combination thereof), other than on a pro rata basis to all holders of Voting Stock of the same class held by the Interested Stockholder pursuant to a stock split, stock dividend or distribution of warrants or rights and other than in connection with the exercise or conversion of securities exercisable for or convertible into securities of the Corporation or any of its subsidiaries which securities have been distributed pro rata to all holders of Voting Stock; or

          4. the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliates of an Interested Stockholder; or

          5. any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not an Interested Stockholder is a party thereto) which has the effect, directly or indirectly, of increasing the proportionate share by more than one percent (1%) of the issued and outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which are directly or indirectly owned by any Interested Stockholder or one or more Affiliates of the Interested Stockholder;

          shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and outstanding Voting Stock, as hereinafter defined, voting together as a single class, including the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and outstanding Voting Stock not Beneficially Owned directly or indirectly by an Interested Stockholder or any Affiliate of any Interested Stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted, by law or in any agreement with any national securities exchange or otherwise.

     B. The provisions of Section A of this Article 9 shall not be applicable to any particular Business Combination (as hereinafter defined), and such Business Combination shall require only such affirmative vote as is required by law or any other provision of this Certificate of Incorporation, if the conditions specified in either of the following paragraph 1 or 2 are met:

          1. the Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined); or

          2. all of the following price and procedural conditions shall have been met:

               (a) the aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash, to be received per share by the holders of Common Stock in such Business Combination, shall be at least equal to the higher of the following:

                    (i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it (A) within the two (2) year period immediately prior to the first public announcement of the proposal of such Business Combination (the "Announcement Date"), or
                         (B) in the transaction in which it became an Interested Stockholder, whichever is higher; and

                    (ii) the Fair Market Value per share of Common Stock on the
                         Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (the "Determination Date"), whichever is higher. and

               (b) after such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business
                    Combination:

                    (i) there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any issued and outstanding preferred stock, except as approved by a majority of the Continuing Directors;

                    (ii) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors;

                    (iii) there shall have been an increase in the annual rate of dividends as necessary fully to reflect any recapitalization (including any reverse stock split), reorganization or any similar reorganization which has the effect of reducing the number of issued and outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and

                    (iv) such Interested Stockholder shall not have become the Beneficial Owner of any additional Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder; and

               (c) the consideration to be received by holders of a particular class of issued and outstanding Voting Stock (including Common Stock and other than Preferred Stock with respect to which a majority of the Continuing Directors have approved a Preferred Stock Designation creating such series that expressly provides that the provisions of this Article shall not apply) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock (if the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it); and

               (d) after such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise; and

               (e) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to stockholders of the Corporation at least thirty (30) days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be marked pursuant to such Act or subsequent provisions).

     C. For purposes of this Article 9 the following terms shall have the following meanings:

          1. "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          2. "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934. In addition, a Person shall be the "Beneficial Owner" of any Voting Stock which such Person or any of its Affiliates or Associates has: (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or (b) the right to vote pursuant to any agreement, arrangement or understanding (but neither such Person nor any such Affiliate or Associate shall be deemed to be the Beneficial Owner of any shares of Voting Stock solely by reason of a revocable proxy granted for a particular meeting of the stockholders, pursuant to a public solicitation of proxies for such meeting, and with respect to which shares neither such Person nor any such Affiliate or Associate is otherwise deemed the Beneficial Owner).

          3. "Business Combination" shall mean any transaction described in any one or more of clauses (1) through (5) of Section A of this
               Article 9.

          4. "Continuing Director" shall mean any member of the Board who is unaffiliated with and is not the Interested Stockholder and was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any director who is thereafter chosen to fill any vacancy on the Board or who is elected and who, in either event, is unaffiliated with the Interested Stockholder and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of Continuing Directors then on the Board.

          5. "Fair Market Value" shall mean: (a) in the case of stock, the highest closing sale price during the thirty (30) day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or, if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty
               (30) day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotation System or any system then in use in its stead, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in accordance with Section D of this Article 9; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board in accordance with Section D of this Article 9.

          6.   "Interested Stockholder" shall mean any Person to or which:

               (a) itself, or along with its Affiliates, is the Beneficial Owner, directly or indirectly, of more than fifteen percent (15%) of the then issued and outstanding Voting Stock; or

               (b) is an Affiliate of the Corporation and at any time within the two (2) year period immediately prior to the date in question was itself, or along with its Affiliates, the Beneficial Owner, directly or indirectly, of fifteen percent (15%) or more of the then issued and outstanding Voting Stock; or

               (c) is an assignee of or has otherwise succeeded to any Voting Stock which was at any time within the two (2) year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

               For the purpose of determining whether a Person is an Interested Stockholder pursuant to paragraph 6 of this Section C, the number of shares of Voting Stock deemed to be issued and outstanding shall include shares deemed owned through application of paragraph 2 of this Section C but shall not include any other shares of Voting Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options or otherwise.

               Notwithstanding anything to the contrary contained in this Certificate of Incorporation, for purposes of this Certificate of Incorporation, the term "Interested Stockholder" shall not, for any purpose, include, and the provisions of Article 9(A) hereof shall not apply to: (a) the Corporation or any Subsidiary; (b) any employee stock ownership plan of the Corporation or any Subsidiary; or (c) any individual, corporation, partnership or other person, entity or group which "beneficially owned" on April 23, 1998, 15% or more of the outstanding Common Stock of the Corporation.

          7. In the event of any Business Combination in which the Corporation survives, the phrase "other consideration to be received" as used in paragraph B of this Article 9 shall include the shares of Common Stock and/or the shares of any other class of issued and outstanding Voting Stock retained by the holders of such shares.

          8. "Person" shall mean any individual, firm, corporation, partnership or other entity.

          9. "Subsidiary" shall mean any corporation or other entity of which the Corporation owns, directly or indirectly, securities that enable the Corporation to elect a majority of the board of directors or other persons performing similar functions of such corporation or entity or that otherwise give to the Corporation the power to control such corporation or entity.

          10. "Voting Stock" means all issued and outstanding shares of capital stock of the Corporation that pursuant to or in accordance with this Certificate of Incorporation are entitled to vote generally in the election of directors of the Corporation, and each reference herein, where appropriate, to a percentage or portion of shares of Voting Stock shall refer to such percentage or portion of the voting power of such shares entitled to vote. The issued and outstanding shares of Voting Stock shall not include any shares of Voting Stock that may be issuable pursuant to any agreement, or upon the exercise or conversion of any rights, warrants or options or otherwise.

     D. The Continuing Directors of the Corporation shall have the power and duty to determine for the purposes of this Article 9, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article 9, including, without limitation:

          (i)    whether a Person is an Interested Stockholder;

          (ii) the number of shares of Voting Stock beneficially owned by any Person;

          (iii)  whether a Person is an Affiliate or Associate of another;

          (iv) whether the applicable conditions set forth in paragraph 2 of paragraph B of this Article 9 have been met with respect to any Business Combination;

          (v) the Fair Market Value of stock or other property in accordance with paragraph 6 of paragraph C of this Article 9.

     E. Nothing contained in this Article 9 shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

     F. In addition to any affirmative vote required by applicable law and in addition to any vote of the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article 5 of this Certificate of Incorporation, any alteration, amendment or repeal relating to this Article 9 must be approved by the affirmative vote of the holders of at least 66 2/3% of the combined voting power of the issued and outstanding shares of Voting Stock, voting together as a single class.


     Finally, a new Article 10 was added to the Certificate of Incorporation to read as follows:

                                  ARTICLE 10
                                  ----------

               Article 7, Sections (A) and (B), of the Certificate of Incorporation may be (and may only be) amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.


Item 2.    Exhibits.

     Exhibit 1. Second Amended and Restated Certificate of Incorporation of BancFirst Corporation, filed July 24, 1998.



                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A/A, Amendment No. 1, to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 24, 1998          BANCFIRST CORPORATION

                              By:  /s/ Joe T. Shockley
                                  --------------------------------------------
                              Joe T. Shockley
                              Executive Vice President and
                              Chief Financial Officer